Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Cytori Therapeutics, Inc:

We consent to the use of our reports dated March 11, 2011, with respect to the consolidated balance sheets of Cytori Therapeutics, Inc. and subsidiaries (the Company) as of December 31, 2010 and 2009, the related consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2010, and the related financial statement schedule of valuation and qualifying accounts, and the effectiveness of internal control over financial reporting of Cytori Therapeutics, Inc. as of December 31, 2010, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

San Diego, California March 11, 2011